Exhibit (l)

AQR Funds

Two Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

December 2, 2008

AQR Capital Management, LLC

Ladies and Gentlemen:

AQR Funds, on behalf of its series listed below, hereby accepts your offer to purchase 10,000 shares of the AQR Diversified Arbitrage Fund at a purchase price of $10.00 per share, for an aggregate purchase price of $100,000.00.

This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Any redemption of these shares of any series by you will be reduced by a pro rata portion of any then unamortized organization expenses of such series. This proration will be calculated by dividing the number of shares of such series to be redeemed by the aggregate number of shares of such series held which represent the initial capital of the series.

AQR FUNDS

By:	/s/ Brendan Kalb
Name:	Brendan Kalb
Title:	Secretary

Accepted:

AQR Capital Management, LLC

By:	/s/ Bradley Asness
Name:	Bradley Asness
Title:	Principal and General Counsel